                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*


                             ESCALADE, INCORPORATED
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   269056-10-4
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement ___.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)
                                Page 1 of 5 Pages

CUSIP No. 269056-10-4                  13G                     Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

       Lida M. Kinnicutt


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)
                                                         (b) X
                                                            ---


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

NUMBER OF       5.  SOLE VOTING POWER
SHARES                  145,295
BENEFICIALLY    6.  SHARED VOTING POWER
OWNED BY                  -0-
EACH            7.  SOLE DISPOSITIVE POWER
REPORTING               145,295
PERSON          8.  SHARED DISPOSITIVE POWER
WITH                      -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       145,295

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       Not Applicable


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.76%

12.  TYPE OF REPORTING PERSON*

          IN

CUSIP No.  269056-10-4                 13G                     Page 3 of 5 Pages


                                     ITEM 1

(a)  NAME OF ISSUER: Escalade, Incorporated

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  817 Maxwell Avenue
                  Evansville, IN 47717


                                     ITEM 2

(a)  NAME OF PERSON FILING:  Lida M. Kinnicutt

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  11 Highwood Road
                  Bloomfield, CT 06002

(c)  CITIZENSHIP: U.S.A.

(d)  TITLE OF CLASS OF SECURITIES: Common Stock, no par value

(e)  CUSIP NUMBER: 296056-10-4


                                     ITEM 3

         This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).


                                     ITEM 4

                                    OWNERSHIP

(a)  AMOUNT BENEFICIALLY OWNED:

         145,295

CUSIP No. 269056-10-4                  13G                     Page 4 of 5 Pages


(b)  PERCENT OF CLASS:

         4.76%

(c)  (i)    SOLE VOTING POWER:         145,295

     (ii)   SHARED VOTING POWER:           -0-

     (iii)  SOLE DISPOSITIVE POWER:    145,295

     (iv)   SHARED DISPOSITIVE POWER:      -0-


                                     ITEM 5

                  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities being reported.


                                     ITEM 6

         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                 Not Applicable


                                     ITEM 7

               IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
              WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
                             PARENT HOLDING COMPANY:

                                 Not Applicable


                                     ITEM 8

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                 Not Applicable

CUSIP No.  269056-10-4                 13G                     Page 5 of 5 Pages


                                     ITEM 9

                         NOTICE OF DISSOLUTION OF GROUP

                                 Not Applicable


                                     ITEM 10

                                  CERTIFICATION

         By signing below, the undersigned certifies that, to the best of her knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of her knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:  February 5, 1998


                                         /s/ Lida M. Kinnicutt
                                         --------------------------
                                         LIDA M. KINNICUTT